UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13D	hours per response............15

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ETELOS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

29760D100

(CUSIP Number)

DONALD W. MORISSETTE

4230 GALEWOOD, SUITE 100

LAKE OSWEGO, OREGON 97035

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29760D100

1.	Names of Reporting Persons DONALD W. MORISSETTE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,353,650

	8.	Shared Voting Power

	9.	Sole Dispositive Power 9,353,650

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,353,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of common stock, $0.01 par value (the “Shares”), of Etelos, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D relating to the Shares filed on May 12, 2008 (the “Original 13D”), on behalf of Donald W. Morissette, an individual (the “Reporting Person”). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The address of the principal executive offices of the Issuer is 200 Mill Ave. South, Suite 400, Renton, Washington 98057.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

The response to Item 5(c), below, is incorporated herein by reference.  The Reporting Person acquired the 1,100,000 Shares on October 14, 2008, for general investment purposes. The source of funds of the Reporting Person for such acquisition was personal funds. The net investment cost of the Shares by the Reporting Person is $275,000.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as follows:

(a)-(b) The responses to Items 7 through 13 of the cover page of this Schedule are incorporated herein by reference. As of October 15, 2008, the Reporting Person owns 9,353,650 Shares. Such Shares constitute approximately 40.6% of the issued and outstanding Shares (based upon the 23,052,624 Shares stated to be issued and outstanding by the Issuer on its Quarterly Report on Form 10-Q filed on August 18, 2008).

(c)   The Reporting Person acquired 8,174,020 Shares as a result of the merger between Etelos, Incorporated, a Washington corporation and the Issuer (formerly known as Tripath Technologies, Inc.), which was effective on April 22, 2008. Pursuant to the merger, Etelos, Incorporated merged with and into the Issuer, at which time the separate corporate existence of Etelos, Incorporated ceased and the Issuer continued after the merger as the surviving corporation. By virtue of the merger, all shares of stock of Etelos, Incorporated outstanding at the effective time of the merger were converted into shares of the Issuer’s common stock at a ratio of one share of the Issuer’s common stock for every three shares of common stock of Etelos, Incorporated. The Reporting Person held shares of common stock of Etelos, Incorporated, and as a result of the merger, now holds shares of common stock of the Issuer.

In June 2008, the Reporting Person acquired an additional 79,630 Shares in lieu of an interest payment owed in respect of a promissory note evidencing monies borrowed by the Issuer from the Reporting Person.

On October 14, 2008, the Reporting Person acquired an additional 1,100,000 Shares in a private transaction.

(d)   The Reporting Person knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and restated as follows:

Other than as described in Items 3, 4 and 5, and as stated below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer. The Reporting Person acquired the 1,100,000 Shares on October 14, 2008 from Daniel J.A. Kolke, the chief executive officer and a director of the Issuer, pursuant to a stock purchase agreement dated October 14, 2008.  In connection with the sale, Mr. Kolke agreed to invest at least $250,000 of the proceeds from such sale to purchase securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2008
Date
/s/ Donald W. Morissette
Signature
Donald W. Morissette
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).